Contact

www.linkedin.com/in/adamnlazar (LinkedIn)
asarasi.com (Company)

Top Skills

Executive Management
Product Development
Strategic Planning

Languages

Hebrew

Honors-Awards

CT Next Entrepreneur Innovation Award
2016 MassChallenge Finalist
2016 CT Next Entrepreneur Innovation Award
ReSet Social Enterprise Trust Impact Challenge Award Winner
StartUp Bristol Winner

Patents

EYEWEAR ATTACHMENT SYSTEM FOR A HELMET
GOGGLE ATTACHMENT SYSTEM FOR A HELMET
ELLIPTICAL POLARIZATION FOR EYE BASED OPTICAL SYSTEMS
TACTICAL TARGETING INFLATION DEVICE AND METHODS OF USE

Adam Lazar

Entrepreneur, Inventor & Innovator @ Asarasi Tree Water | Sustainable Business
New York City Metropolitan Area

Summary

CEO of Asarasi Tree Water for over a decade, which has pioneered fully sustainable and renewable water solutions that are utilized in both branded and private label bottled water programs throughout the world. Through the securement of national key accounts and successful new business development, we've transformed a novel, organic source of pure tree water into a viable, eco-friendly consumer packaged product line.

As a patented inventor and products designer, researcher and developer, I’ve held leadership roles at 5.11 Tactical and Revision Military Optics where I developed innovative military and law enforcement products and secured multiple patents for new optical products that have been critical in security and military arenas.

Experience

Asarasi Sparkling Tree Water
Founder & CEO
December 2016 - Present (8 years 11 months)
New York City Metropolitan Area

Asarasi Sparkling Tree Water is an organic bottled water, from a plant-based source. We are positively impacting the environment by replacing the bottled water industry with the World's only renewable & sustainable, organic source of pure water from maple trees!

Mil-Spex
Founder & Inventor
August 2019 - Present (6 years 3 months)
New York City Metropolitan Area

Polisi Jones
Strategic Advisor
January 2021 - Present (4 years 10 months)

Stamford, Connecticut, United States

Polisi Jones is a strategic advisory firm that provides private and public companies across all sectors and geographies with highly strategic and thoughtful external and internal communications counsel.

Sparkle

Strategic Advisor

January 2021 - Present (4 years 10 months)

Surat, Gujarat, India

Transforming banana stem agro-waste into biodegradable sanitary pads and other sustainable products.

fliprocks.com

Strategic Advisor

July 2020 - Present (5 years 4 months)

Bethel, Connecticut, United States

43North

43North 2016, $500,000 Award Winner

November 2016 - Present (9 years)

Buffalo, New York

Winner of $500,000 3rd Place Award

100+ Accelerator

100+ Accelerator - Winner

March 2020 - April 2021 (1 year 2 months)

New York, New York, United States

MassChallenge

Finalist 2016 MassChallenge Cohort

June 2016 - November 2016 (6 months)

Greater Boston Area

5.11 Tactical

CATEGORY BUSINESS MANAGER / PRODUCT DEVELOPMENT MANAGER

March 2011 - October 2016 (5 years 8 months)

irvine, california

5.11 Tactical is a $250M global consumer goods company leading the first responder, tactical law enforcement, military and outdoor channels. 5.11 sells into 140 countries to over 2,000 independent dealers and through big box

distribution and boutique retailer channels. I am responsible for delivering a mix of products that define unique and cohesive product strategies and collections across 10 distinct product categories.

- Direct the product development for the Hardlines categories to include: Flashlights and Lighting, Eyewear, Gloves, Watches, Knives, Holsters, Hand Tools, Packs, Bags, Belts, Accessories, Equipment, & Training,

- Source factories in the USA and Asia, developing vendor relationships with new and existing factories.

- Create business and development processes for managing a 3 year product road-map, timeline and budget.

- Collaborate with strategic licensing partners to create products under sub-licensed and co-brand agreements.

- Created start-up business unit focusing on entry equipment, forged tools, and expert field training.Developed business, marketing and operations plan; secured $1M internal funding for new category.

- Lead the CA Prop 65, EU REACH and PPE standards enhancement projects achieving product compliance.

- Spearheaded the re-branding packaging upgrade project across 7 categories and 300 Individual Retail SKU’s.

- Designed and built a Ford F450 training vehicle program with Galpin Auto Sports - 5.11 B.E.A.S.T.

- Designed/built a mobile marketing, training & sales vehicle eliminating distribution and training gaps.

- Inventor of elliptical polarized impact protective lenses- filed patent with the US Patent Office.

- Directed and managed a team of Product Managers, Developers, Technical Designers and - International Merchandising Sourcing Agents creating multiple seasonal product lines

Revision Eyewear
PRODUCT DEVELOPMENT MANAGER / PRODUCT MARKETING MANAGER
September 2007 - April 2011 (3 years 8 months)
Essex Junction, Vermont

Revision Eyewear is a $100M military and consumer products development company with vertically integrated injection molding and thin film coating manufacturing capabilities. www.revisionmilitary.com.

- Led the Development of mil-spec products to include, laser lenses, goggles, eyewear, helmets & accessories.

- Managed the sample shop and testing team producing all special make-ups, rapid prototyping and 3D models.

- Developed and proposed new prescription carrier and eyewear system to US Army –NSN Awarded.

- Created an Rx product resulting in an $8M award by the US Army resulting in adoption for all Army eyewear.

- Developed and proposed a small/female sized soldier fit eyewear system leading to US Army adoption.

- Designed and developed German DOD product resulting in a competitive program award of $25M.

- Developed additional IP to Include 2 patents strengthening and building the company's IP portfolio.

- Prepared market analysis, led VOC research, prepared catalog and packaging copy and created collateral.

Subject Matter Expert Z87.1 2020, EN166, Military Combat Eyewear Protection System (MCEPS) MIL-DTL43511D, and US and NZ Optical Standards, Rules and Regulations.

Turner Construction
PROJECT ENGINEER II
August 2005 - September 2007 (2 years 2 months)
Albany, New York

Turner is an international commercial construction services company and is a leading builder in diverse and numerous market segments leading large and complex construction projects. www.turnerconstruction.com

- Project Engineer for multinational building corporation managing product design review for all projects.

- Managed project engineering activities for an Intel chip facility and a veterans' hospital project.

- Responsible for coordination of product/building integration with Design and Engineering.

- Developed scopes of work, administered bid proposals and bid award on multiple projects.

- Managed fulfillment of client contractual requirements through contract execution.

- Prepared contract items, developed trade requisitions for bid packages.

- Managed project close out, including securing warranties, guarantees, and subcontract/vendor closeout.

Army National Guard
MEDICAL SERVICE CORPS/ CORPS OF ENGINEERS OFFICER
January 2001 - June 2006 (5 years 6 months)
Albany, New York

MEDICAL SERVICE CORPS - OFFICER

- The Medical Service Corps provides administrative officers the opportunity to manage aspects of Combat Health.

- Provided leadership and direction as an Ambulance Platoon Leader for the Forward Support Medical Co.

- Provided levels I and II Health Service Support in a theater of operations.

- Responsible for the training, morale, and discipline of 40 assigned soldiers of 5 team leaders and 35 soldiers.

- Combat Lifesaver Medic and Company Weapons Security Officer.

CORPS OF ENGINEERS - PLATOON LEADER

The Corps of Engineers builds and maintains America’s infrastructure where service members train, work and live.

- Directed the Horizontal Construction Platoon consisting of 35 soldiers.

- Provided professional development and critical task training for all members increasing unit readiness 20%.

- Assist/coordinate company level State Readiness Program deployment of soldiers to a theater of operations.

Education

Norwich University

Master of Business Administration (M.B.A.), Business Administration and Management, General · (2004 - 2006)

Hartwick College

Bachelor of Arts (B.A.), Management · (2001 - 2004)

Siena College

R.O.T.C., Army ROTC, Military Science and Operations · (2001 - 2004)